ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

June 25, 2012

VIA EDGAR CORRESPONDENCE

Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II
Amendment No. 3 to Form S-1
Filed on June 11, 2012 (File No. 333-176878)

Dear Ms. Barros:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ProShares Trust II (the “Registrant”) respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 3 to the Form S-1 registration statement filed on behalf of the Registrant on June 11, 2012, so that it will become effective by 5:30 p.m., Eastern Time, on June 26, 2012, or as soon thereafter as practicable.

The Registrant is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant acknowledges that, should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing. Finally, the Registrant acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang
Kenneth C. Fang ProShare Capital Management LLC Vice President and Legal Counsel

cc:	Sandra B. Hunter, Esq. (SEC)